Filed by ARM Holdings plc

pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 000-29644

Subject Company: Artisan Components, Inc.

Commission File No.: 000-23649

The following is a series of slides, presented by Warren East, Chief Executive Officer of ARM Holdings plc (“ARM”), and Tim Score, Chief Financial Officer of ARM, to investors and analysts at the Morgan Stanley TMT Conference in Barcelona, Spain on November 18, 2004. Mark Templeton, the Chief Executive Officer of Artisan Components, Inc., was also in attendance.

ARM Update

Warren East—CEO

Tim Score—CFO

Morgan Stanley TMT Conference

Barcelona – November 2004

Important Information For Investors and Shareholders

ARM has filed a registration statement on Form F-4 that contains a preliminary proxy statement/prospectus with the SEC in connection with the proposed transaction. The final prospectus/proxy statement will be mailed to the stockholders of Artisan. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 734-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on ARM’s and Artisan’s web sites are not a part of this communication.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions “Factors Affecting Future Operating Results” contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2004.

Agenda

Q3 Update

Update on Pending Acquisition of Artisan

Q3 Update

Tim Score—CFO

Q3 2004 – Highlights

Total dollar revenues at $70.1 million

Up 7% quarter on quarter (Q on Q)

Up 39% year on year (Y on Y)

$ licensing revenue 22% up Y on Y

5 additional ARM11 licenses signed

$ royalty revenues up 64% Y on Y

Record 341 million units shipped

Operating margin increases to 28.9%

Up from 17.7% in Q3 2003

Continued strong cash generation

£15.1 million generated before payment for Axys

Quarterly Results Summary

Total revenues

Q304 Q204 Q104 Q403

(£MM) (£MM) (£MM) (£MM)

Total revenues 39.4 36.9 35.0 34.0

US$ revenues 70.1 65.3 62.3 57.0

Operating profit 11.4 8.8 7.9 7.6

Mgn (%) 28.9% 23.8% 22.6% 22.3%

PBT – U.S. GAAP 13.3 10.4 9.4 8.9

EPS – U.S. GAAP (p) 0.92 0.70 0.64 0.57

Net cash 174.6 166.3 158.9 159.8

Revenue Split

Q3 2004

Q2 2004

14%

8%

1%

40%

37%

38%

13%

8%

2%

39%

Licensing

Royalties

Dev Sys

Support

Consulting

Core Licensing – Cumulative


ARMv7
Tiger
2
ARMv6
ARM11XX
22
ARMv5TEJ
ARM1026EJ-S
14
ARM10XX
ARMv5TE
ARM926EJ-S
Xscale
1
ARM7EJ-S
ARM9E-S
150
6
ARMv4T
SecurCore
116
ARM9T
ARMv4
ARM7T
StrongARM
1
ARM7

ARM THE ARCHITECTURE FOR THE DIGITAL WORLD™
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Royalties – Q3 2004

341 million units shipped by our partners in Q2

Reported by ARM in Q3

Total unit shipments reported in YTD 2004 up 66% Y on Y

905 million (YTD 03 – 546 million)

280 million outside Wireless

+66% on YTD 03

Record royalty revenues in Q3

$28.6 million ($24.9 million in Q2)

Number of partners shipping at 59 (out of 136)

Q3 average royalty rate at 8.4 cents

Several partners shipping more mature products

ARM9 accounts for 21% of total shipments

ARM926 <2% of total shipments

Q3 Royalty Analysis

Units Shipped in Q2 2004 (reported in Q3) by Segment

Automotive1%

Consumer Entertainment 7%

Imaging 5%

MCU 1%

Networking 8%

Security 3%

Storage 7%

Wireless 68%

Royalties

	Q403	Q104	Q204	Q304
Roy.Revs (£MM)	12.8	13.4	13.9	16.0
% of Revs	38%	38%	38%	40%
Units (MM)	236	278	286	341
No.shipping	60	63	59	59
Roy.Revs ($MM)	21.6	24.1	24.9	28.6


350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
Q299
Q499
Q200
Q400
Q201
Q401
Q202
Q402
Q203
Q403
Q204

ARM THE ARCHITECTURE FOR THE DIGITAL WORLD™
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Operating Margin


(%)
40.0
30.0
20.0
10.0
0.0
Q399
Q300
Q301
Q302
Q303
Q304
Op mgn excl GW

	Q104	Q204	Q304
R&D (%)	34.6%	33.4%	33.0%
R&D (£MM)	12.1	12.4	13.0
SG&A (%)	35.1%	36.0%	30.9%
SG&A (£MM)	12.3	13.3	12.2
Op Mgn (%)	22.6%	23.8%	28.9%

Values as percentage of sales

ARM THE ARCHITECTURE FOR THE DIGITAL WORLD™

13

Backlog

Backlog by Maturity Profile

Backlog Composition

34%

21%

45%

Q404/Q105

Q205/Q305

Q405+

Subscriptions & Architecture Cores Support, Maintenance & Other

25%

24%

51%

Outlook

Industry growth slowing in remainder of 2004 and 2005

ARM remains confident of achieving Y on Y dollar revenue growth of approximately 30% in 2004

Robust licensing sales pipeline

ARM11 traction

Higher backlog coverage

Royalty revenue momentum

Steady growth in Development Systems revenues

Pending Acquisition of Artisan

Warren East – CEO

Overview

- ARM base business in robust shape
  - Consistent revenue and margin growth through 2004
  - Strong cash generation
- Key long term growth drivers intact
  - Good royalty momentum in both wireless and non-wireless
  - Broadening technology portfolio underpinning license growth
  - First OptimoDE™ license signed with Thomson in Q3
- Acquisition of Axys
  - Adds electronic system level expertise to RealView® design tools portfolio
  - Contributing revenue immediately and creating high level of interest amongst our partners
- Artisan transaction progressing to closure

ARM THE ARCHITECTURE FOR THE DIGITAL WORLD™

17

First Public OptimoDE TM Licensee

Thomson licenses OptimoDE signal processing technology

Expanding ARM’s presence in consumer electronics by enabling highly optimized ICs for broadcast video

“ The flexibility of the OptimoDE Data Engine will ensure that we can tackle current industry standards, such as AVC, and address emerging standards without sacrificing product quality or bearing the cost of complete product re-design.”

Jean-Charles Hourcade, Chief Technology Officer at Thomson

OptimoDE continues to gain momentum across multiple market segments and applications

Strategic Context for Artisan Transaction

Semiconductor process complexity increases

Better linkage between IP design and implementation required (IP and SC companies)

Increased usage of 3rd party libraries

Increased use of “fab-lite” approach as well as fabless

Increasing range of EDA tools

Increased range of library elements

Increased pressure on internal library groups

Opportunity for SC companies to differentiate yet reduce cost through outsourcing

Opportunity for ARM to build on Artisan standard

IP Value

Functional Value

Physical Value

Application & Architecture Knowledge

Process & Circuit Knowledge

Commodity Region

IP Value

ARTISAN

ARM

Highest Value

Physical Value

Functional Value

Benefits of Combination – Revenue Opportunities

Short term

Extend ARM “per-use” license reach using Artisan sales channel and Axys models

Artisan mixed-signal products extend ARM Primecell™ portfolio

Medium term

3rd party libraries help ARM partners through cost reduction

Enables partners to concentrate on key differentiators

Some big fabless and increased use of fab-lite approach

Longer term

Facilitates development of better ARM products through technical synergy

e.g., “Tiger” library, Intelligent Energy Management

Combined Value – Low-Power Case Study

Power savings are achieved through processor architecture, carefully matched physical IP and optimization software

Extended Range Memories

Analog IP Components

Low Power Libraries

Power Supply Technology

IEM OS Software

IEM-Enabled Processors

Growing Share of the IP Marketplace…

Software

Artisan Physical Library IP

ARM System Level IP

RTOs

Middleware

Swerve

Jtek

App3

Artisan FY Q4 Ended 30 Sep 2004 – Highlights

Total dollar revenues at $25.1 million

Up 14% Q on Q

Up 29% Y on Y

$ licensing revenue 11% up Q on Q

$ royalty revenues up 21% Q on Q

More than triple FY Q4 2003

Operating margin (before amortisation of intangibles) increased to 31.2% in Q4 2004

Up from 20.7% in Q4 2003

Continued strong cash generation

Cash, cash equivalents and marketable securities increased Q on Q by $13.3m to $153.7m

Transaction Update

Form F-4 filed with the SEC

Draft Listing Particulars and Circular filed with the UKLA

Regulatory review of shareholder voting documents in progress

Antitrust clearance given by U.S. authorities

Current expectation that shareholder meetings will take place in either late December 2004 or January 2005

Ongoing discussions with shareholders, industry analysts and equity analysts regarding transaction

Integration planning ongoing

ARM®